

June 19, 2015

<u>Via E-mail</u>
Mr. Diego E. Roca
Chief Financial Officer & Executive Vice President
Dominion Minerals Corp.
410 Park Avenue
15th Floor
New York, NY

> **Re: Dominion Minerals Corp.**
> **Form 10**
> **Filed October 31, 2014**
> **File No. 000-52696**

Dear Mr. Roca:

We issued comments to you on the above captioned filing on November 21, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by July 3, 2015.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director